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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response. . . 11
7-Eleven, Inc. (Name of Issuer)
Common Stock, $.0001 par value (Title of Class of Securities)
817826209 (CUSIP Number)

Mitsuru Yamada
Officer, Corporate Planning Department
Seven & I Holdings Co., Ltd.

Youichi Tsuda
Manager, Legal Department
Seven-Eleven Japan Co., Ltd.

8-8 Nibancho, Chiyoda-Ku
Tokyo 102-8455, Japan
(813) 6238-3000/3711
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
Creighton O'M. Condon
Andrew B. Jánszky
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
(212) 848-4000

September 1, 2005
(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 817826209	SCHEDULE 13D	Page 2 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Seven & I Holdings Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Japan

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 98,331,214
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 98,331,214

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 98,331,214

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 75.7%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 817826209	SCHEDULE 13D	Page 3 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Seven-Eleven Japan Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Japan

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 98,331,214
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 98,331,214

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 98,331,214

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 75.7%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 817826209	SCHEDULE 13D	Page 4 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) IYG Holding Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 77,407,146
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 77,407,146

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,407,146

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 67.1%

14.	Type of Reporting Person (See Instructions) CO

Item 1.    Security and Issuer.

        This Amendment No. 1 to Schedule 13D (this "Statement") relates to the common stock, par value $.0001 per share (the "Shares"), of 7-Eleven, Inc., a Texas corporation (the "Issuer") and amends and supplements all information contained in the statement on Schedule 13D which was filed on March 10, 2005 with the Securities and Exchange Commission. The Issuer's principal executive offices are located at 2711 N. Haskell Avenue, Dallas, TX 75204. A joint filing agreement has been filed as Exhibit 1 to this Statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended.

Item 2.    Identity and Background.

        Item 2 is amended and restated to read as follows:

        (a)   This Statement is being filed by Seven & I Holdings Co., Ltd., a company organized under the laws of Japan ("S&I"), Seven-Eleven Japan Co., Ltd., a company organized under the laws of Japan ("SEJ"), and IYG Holding Company, a corporation organized under the laws of the State of Delaware ("IYGH") (together, the "Reporting Persons" and each, a "Reporting Person").

        (b)   The principal business and executive offices of each of S&I, SEJ and IYGH are located at 8-8 Nibancho, Chiyoda-Ku, Tokyo 102-8455, Japan.

        (c)   S&I operates as a holding company and its principal business activity is the ownership of businesses engaging in the operation of convenience stores and franchises, superstores, restaurants, and other retail and related business. SEJ's principal business activity is the operation of retail convenience stores in Japan, China and the State of Hawaii. IYGH is a wholly owned subsidiary of SEJ and was created specifically to purchase and hold Shares of the Issuer.

        The names, business addresses and present principal occupations or employment of the directors and executive officers of each Reporting Person are set forth in the attached Schedule A, which is incorporated herein by reference.

        (d)   During the past five years, no Reporting Person nor any executive officer or director thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)   During the past five years, no Reporting Person nor any executive officer or director thereof has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)    S&I and SEJ are duly incorporated under the laws of Japan. IYGH is duly incorporated under the laws of the State of Delaware. Except as noted on Schedule A, all executive officers and directors of each Reporting Person are citizens of Japan.

Item 3.    Source and Amount of Funds or Other Considerations.

        Item 3 is amended to add the following as the second paragraph thereof:

        Any funds necessary for the proposed transaction described in Item 4 below will be paid out of SEJ's working capital.

Item 4.    Purpose of Transaction.

        The second paragraph of Item 4 is hereby amended and restated as follows:

        On September 1, 2005, S&I announced the completion of the transaction whereby S&I was formed, among other things, for the purpose of acquiring all of the outstanding shares of SEJ. As a result of the completion of this transaction, SEJ became a wholly owned subsidiary of S&I. Also on September 1, 2005, SEJ announced that IYGH intends to commence a tender offer to acquire all of the outstanding Shares of the Issuer held by minority shareholders at $32.50 per Share in cash. The press releases issued by S&I and SEJ regarding the tender offer are filed as exhibits herewith and are incorporated by reference herein. Also filed as an exhibit hereto is the letter sent to the members of the Issuer's Board of Directors advising them of the tender offer.

        Except as set forth in this Item 4, none of the Reporting Persons has any current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of Item 4 to Schedule 13D. The Reporting Persons do, however, expect to evaluate on an ongoing basis their intentions with respect to the Issuer and may determine to pursue one or more of the actions specified in Items (a) through (j).

Item 5.    Interest in Securities of the Issuer.

        Item 5 is amended and restated to read as follows:

  S&I

        (a)   S&I, as the parent entity of SEJ and the ultimate parent entity of IYGH, is the beneficial owner of 98,331,214 Shares (83,908,831 Shares outstanding and 14,422,383 Shares issuable upon conversion of the 4.5% Convertible Quarterly Income Debt Securities due 2010 (the "1995 QUIDS") issued to SEJ), representing 75.7% of the Shares. The calculation of this percentage is based upon the number of Shares outstanding as disclosed in the Issuer's most recently filed quarterly report on Form 10-Q.

        (b)   S&I is the parent entity of SEJ and the ultimate parent entity of IYGH and therefore shares with SEJ and IYGH the power to vote and dispose of all of the 83,908,831 owned Shares and all of the 14,422,383 Shares underlying the 1995 QUIDS referred to above.

        (c)   Except as described herein, there have been no transactions by S&I in securities of the Issuer in the past 60 days.

        (d)   No one other than S&I, SEJ and IYGH is known to have the right to vote or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Shares (including the Shares issuable upon conversion of the QUIDS referred to above) beneficially owned by the Reporting Persons.

        (e)   Not applicable.

  SEJ

        (a)   SEJ is the beneficial owner of 98,331,214 Shares (83,908,831 Shares outstanding (consisting of 6,501,685 Shares held by SEJ and 77,407,146 Shares held by IYGH as described below) and 14,422,383 Shares issuable upon conversion of the 1995 QUIDS), representing 75.7% of the Shares. The calculation of this percentage is based upon the number of Shares outstanding as disclosed in the Issuer's most recently filed quarterly report on Form 10-Q.

        (b)   SEJ is a wholly owned subsidiary of S&I and the parent entity of IYGH and therefore shares with (i) S&I the power to vote and dispose of the 6,501,685 Shares held by SEJ and the 14,422,383

Shares underlying the 1995 QUIDS referred to above, and (ii) S&I and IYGH the power to vote and dispose of the 77,407,146 Shares held by IYGH.

        (c)   Except as described herein, there have been no transactions by SEJ in securities of the Issuer in the past 60 days.

        (d)   No one other than S&I, SEJ and IYGH is known to have the right to vote or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Shares (including the Shares issuable upon conversion of the QUIDS referred to above) beneficially owned by the Reporting Persons.

        (e)   Not applicable.

  IYGH

        (a)   IYGH is the beneficial owner of 77,407,146 Shares, representing 67.1% of the Shares. The calculation of this percentage is based upon the number of Shares outstanding as disclosed in the Issuer's most recently filed quarterly report on Form 10-Q.

        (b)   IYGH is a wholly owned subsidiary of SEJ and an indirect wholly owned subsidiary of S&I and therefore shares with S&I and SEJ the power to vote and dispose of the 77,407,146 Shares held by IYGH.

        (c)   Except as described herein, there have been no transactions by IYGH in securities of the Issuer in the past 60 days.

        (d)   No one other than S&I, SEJ and IYGH is known to have the right to vote or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Shares (including the Shares issuable upon conversion of the QUIDS referred to above) beneficially owned by the Reporting Persons.

        (e)   Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Item 6 is amended to include the following:

        The response to Item 4 of this Statement is incorporated herein by reference.

Item 7.    Materials to be Filed as Exhibits.

        Item 7 is amended to include the following:

Exhibit 1:	Joint Filing Agreement, dated as of September 1, 2005, among Seven & I Holdings Co., Ltd., Seven-Eleven Japan Co., Ltd. and IYG Holding Company.
Exhibit 2:	Press Release issued by Seven & I Holdings Co., Ltd. on September 1, 2005.
Exhibit 3:	Press Release issued by Seven-Eleven Japan Co., Ltd. on September 1, 2005.
Exhibit 4:	Letter, dated September 1, 2005, from IYG Holding Company to the members of 7-Eleven, Inc.'s Board of Directors.

SIGNATURE

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2005

SEVEN & I HOLDINGS CO., LTD.
By	/s/ NORITOSHI MURATA
Name: Noritoshi Murata Title: President & COO
SEVEN-ELEVEN JAPAN CO., LTD.
By	/s/ TOSHIRO YAMAGUCHI
Name: Toshiro Yamaguchi Title: President & COO
IYG HOLDING COMPANY
By	/s/ NOBUTAKE SATO
Name: Nobutake Sato Title: Vice President & Director

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS

1.     SEVEN & I HOLDINGS CO., LTD.

        The following table sets forth the name and present principal occupation or employment of each director and executive officer of Seven & I Holdings Co., Ltd. Unless otherwise indicated, each such person is a citizen of Japan, and the business address of each such person is c/o Seven & I Holdings Co., Ltd., 8-8 Nibancho, Chiyoda-Ku, Tokyo 102-8455, Japan.

Name	Present Principal Occupation or Employment
Toshifumi Suzuki	Chairman and Chief Executive Officer of Seven & I Holdings Co., Ltd., Seven-Eleven Japan Co., Ltd. and IYG Holding Company; Chairman and Chief Executive Officer of Ito-Yokado Co., Ltd.; Chairman of Seven-Eleven Hawaii, Inc.; Chairman of 7dream.com Co., Ltd.; Chairman of IY Card Service Co., Ltd.
Noritoshi Murata	Chief Executive Officer and Director of Seven & I Holdings Co., Ltd.; President and Director of Sanei Co., Ltd.; President and Director of IYG Financial Center Co., Ltd.
Tadahiko Ujiie
Chief Financial Officer and Director of Seven & I Holdings Co., Ltd.; Director of Planning Division and Chief Financial Officer of Seven-Eleven Japan Co., Ltd.; Director of Seven-Eleven Japan Co., Ltd.; President and Director of SE Capital Corporation.
Sakae Isaka	Director of Seven & I Holdings Co., Ltd.; President and Chief Operating Officer of Ito-Yokado Co., Ltd.
Toshiro Yamaguchi	Director of Seven & I Holdings Co., Ltd.; President and Chief Operating Officer of Seven-Eleven Japan Co., Ltd.; Director of Seven-Eleven Japan Co., Ltd.
Kenichi Asama	Director of Seven & I Holdings Co., Ltd.; President and Chief Executive Officer of Denny's Japan Co., Ltd.
Katsuhiro Goto	Chief Administration Officer and Director of Seven & I Holdings Co., Ltd.; Managing Director and Managing Executive Officer of Ito-Yokado Co., Ltd.; Director of Ito-Yokado Co., Ltd.
Scott T. Davis (Citizenship: Australia)	Director of Seven & I Holdings Co., Ltd.; Director of Ito-Yokado Co., Ltd.; Professor of the International Economics Department, International School of Economics and Business of Reitaku University.
Shozo Hashimoto	Director of Seven & I Holdings Co., Ltd.; Chairman of Nomura Research Institute, Ltd.
Takashi Anzai	Director of Seven & I Holdings Co., Ltd.; President and Director of IY Bank Co., Ltd.

Zenko Ohtaka	Director of Seven & I Holdings Co., Ltd.; President and Chief Operating Officer of York-Benimaru Co., Ltd.; Chairman of Life Foods Co., Ltd.; President and Director of Midoriya Supermarket Co., Ltd.
Akira Miyakawa	Senior Officer of the Business Restructuring Department of Seven & I Holdings Co., Ltd.
Kunio Takahashi	Senior Officer of the Financial Department of Seven & I Holdings Co., Ltd.
Takafumi Kanemitsu	Senior Officer of the System Planning Department of Seven & I Holdings Co., Ltd.
Tsuyoshi Kobayashi	Senior Officer of the Corporate Planning Department of Seven & I Holdings Co., Ltd.

2.     SEVEN-ELEVEN JAPAN CO., LTD.

        The following table sets forth the name and present principal occupation or employment of each director and executive officer of Seven-Eleven Japan Co., Ltd. Unless otherwise indicated, each such person is a citizen of Japan, and the business address of each such person is c/o Seven-Eleven Japan Co., Ltd., 8-8 Nibancho, Chiyoda-Ku, Tokyo 102-8455, Japan.

Name	Present Principal Occupation or Employment
Toshifumi Suzuki	Chairman and Chief Executive Officer of Seven & I Holdings Co., Ltd., Seven-Eleven Japan Co., Ltd. and IYG Holding Company; Chairman and Chief Executive Officer of Ito-Yokado Co., Ltd.; Chairman of Seven-Eleven Hawaii, Inc.; Chairman of 7dream.com Co., Ltd.; Chairman of IY Card Service Co., Ltd.
Masaaki Kamata	Vice Chairman of Seven-Eleven Japan Co., Ltd.; President and Director of Seven-Eleven Hawaii, Inc.; Chairman and Director of SE Capital Corporation; President and Director of IYG Holding Company.
Toshiro Yamaguchi	Director of Seven & I Holdings Co., Ltd.; President and Chief Operating Officer of Seven-Eleven Japan Co., Ltd.; Director of Seven-Eleven Japan Co., Ltd.
Tadahiko Ujiie
Chief Financial Officer and Director of Seven & I Holdings Co., Ltd.; Director of Planning Division and Chief Financial Officer of Seven-Eleven Japan Co., Ltd.; Director of Seven-Eleven Japan Co., Ltd.; President and Director of SE Capital Corporation.
Noritomo Banzai	Chief Administration Officer and Director of the China Division of Seven-Eleven Japan Co., Ltd.; Director of Seven-Eleven Japan Co., Ltd.; Chairman of Seven-Eleven (Beijing) Co., Ltd.
Katsuhiro Ito	Manager of the Products Division of Seven-Eleven Japan Co., Ltd.; Director of Seven-Eleven Japan Co., Ltd.; Chairman and President of Seven-Meal Service Co., Ltd.

Kazuki Furuya	Manager of the Recruiting Division of Seven-Eleven Japan Co., Ltd.; Director of Seven-Eleven Japan Co., Ltd.
Timothy Ashida	Director of Seven-Eleven Japan Co., Ltd.; President and Director of A.K.K. Associates Inc.
Tsumie Yamaguchi	Manager of the Operations Support Department of the Operations Division of Seven-Eleven Japan Co., Ltd.; Director of Seven-Eleven Japan Co., Ltd.
Masao Eguchi	Manager of the Accounting Control Division of Seven-Eleven Japan Co., Ltd.; Director of Seven-Eleven Japan Co., Ltd.
Yoh Mitani	Manager of the Operations Division of Seven-Eleven Japan Co., Ltd.; Director of Seven-Eleven Japan Co., Ltd.
Ryuichi Isaka	Manager of the Food Department of the Products Division of Seven-Eleven Japan Co., Ltd.; Director of Seven-Eleven Japan Co., Ltd.
Jyunro Ito	Manager of the Product Information Department of the Products Division of Seven-Eleven Japan Co., Ltd.; Director of Seven-Eleven Japan Co., Ltd.
Tomio Nishikawa	Manager of the FC Legal Department of the General Affairs Division of Seven-Eleven Japan Co., Ltd.; Director of Seven-Eleven Japan Co., Ltd.
Katsuhisa Konuki	Deputy Manager of the Financial Division and Manager of the Financial Planning Division of Seven-Eleven Japan Co., Ltd.; Director of Seven-Eleven Japan Co., Ltd.
Akira Fukuoka	Manager of the Recruiting Department III of the Recruiting Division of Seven-Eleven Japan Co., Ltd.; Director of Seven-Eleven Japan Co., Ltd.
Toshiyuki Nagase	Executive Officer of Seven-Eleven Japan Co., Ltd.; Manager of the Recruiting Department III of the Recruiting Division of Seven-Eleven Japan Co., Ltd.
Kazuhisa Sato	Executive Officer of Seven-Eleven Japan Co., Ltd.; Manager of the Logistics Management Division of Seven-Eleven Japan Co., Ltd.
Masayuki Sato	Executive Officer of Seven-Eleven Japan Co., Ltd.; Manager of the Information Systems Division of Seven-Eleven Japan Co., Ltd.
Kazuo Togasa	Executive Officer of Seven-Eleven Japan Co., Ltd.; Manager of the Recruiting Department I of the Recruiting Division of Seven-Eleven Japan Co., Ltd.
Fumihiko Nagamatsu	Executive Officer of Seven-Eleven Japan Co., Ltd.; Manager of the Business Division of Seven-Eleven Japan Co., Ltd.

Akio Miyashita	Executive Officer of Seven-Eleven Japan Co., Ltd.; Manager of the Construction Facility Division of Seven-Eleven Japan Co., Ltd.
Shizuma Noda	Executive Officer of Seven-Eleven Japan Co., Ltd.; Zone Manager of the Operations Division of Seven-Eleven Japan Co., Ltd.

3.     IYG HOLDING COMPANY

        The following table sets forth the name and present principal occupation or employment of each director and executive officer of IYG Holding Company. Unless otherwise indicated, each such person is a citizen of Japan, and the business address of each such person is c/o Seven-Eleven Japan Co., Ltd., 8-8 Nibancho, Chiyoda-Ku, Tokyo 102-8455, Japan.

Name	Present Principal Occupation or Employment
Toshifumi Suzuki	Chairman and Chief Executive Officer of Seven & I Holdings Co., Ltd., Seven-Eleven Japan Co., Ltd. and IYG Holding Company; Chairman and Chief Executive Officer of Ito-Yokado Co., Ltd.; Chairman of Seven-Eleven Hawaii, Inc.; Chairman of 7dream.com Co., Ltd.; Chairman of IY Card Service Co., Ltd.
Masaaki Kamata	Vice Chairman of Seven-Eleven Japan Co., Ltd.; President and Director of Seven-Eleven Hawaii, Inc.; Chairman and Director of SE Capital Corporation; President and Director of IYG Holding Company.
Nobutake Sato	Vice President and Director of IYG Holding Company.

EXHIBIT INDEX

Exhibit No.	Description
1	Joint Filing Agreement, dated as of September 1, 2005, among Seven & I Holdings Co., Ltd., Seven-Eleven Japan Co., Ltd. and IYG Holding Company.
2	Press Release issued by Seven & I Holdings Co., Ltd. on September 1, 2005.
3	Press Release issued by Seven-Eleven Japan Co., Ltd. on September 1, 2005.
4	Letter, dated September 1, 2005, from IYG Holding Company to the members of 7-Eleven Inc.'s Board of Directors.

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  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Item 3. Source and Amount of Funds or Other Considerations.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
  Item 7. Materials to be Filed as Exhibits.
SIGNATURE
SCHEDULE A ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS
EXHIBIT INDEX